NEWS RELEASE

August 21, 2017

Nevsun Appoints Ryan MacWilliam as Chief Financial Officer

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) today announced that it has appointed Ryan MacWilliam as its Chief Financial Officer. The appointment is effective August 28, 2017.

“Mr. MacWilliam has the mining finance and capital markets skills that Nevsun needs as we focus on our next phase of growth,” said Peter Kukielski, Nevsun’s President and Chief Executive Officer, “I am confident that he will be an exceptionally strong addition to the management team.”

Prior to Nevsun, Mr. MacWilliam worked for London-based X2 Resources LLP, where he was a director at the private equity fund focused on base metals and other mined commodities. His work at X2 involved assessing the optimal capital structure for transactions, including arranging debt financing, presenting transactions to institutional equity investors and negotiating with strategic partners. Mr. MacWilliam’s responsibilities also included coordinating due diligence processes for deals across a variety of geographies and commodities.

Prior to X2, Mr. MacWilliam worked at Anglo American plc, where he had roles in the copper, platinum and iron ore divisions in South Africa, the UK and the USA. His responsibilities in these various roles included corporate development; implementing and developing budget processes, cost controls and financial systems, and business planning and operational improvement.

Mr. MacWilliam obtained a Master of Business Administration from Harvard Business School where he was a Baker Scholar. He has a Bachelor of Business Science degree in finance from the University of Cape Town and is a designated Chartered Financial Analyst.

Mr. MacWilliam replaces Tom Whelan, who is leaving Nevsun to pursue other interests.

Peter Kukielski commented, “Mr. Whelan has been an excellent, professional and dedicated business colleague to me, to my predecessor and to the Nevsun leadership team. We are grateful for his contribution to Nevsun. We thank him for his service to the Company and wish him the best in his future endeavours.”

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com